Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 9, 2015	May 10, 2014
Earnings:
Income before income taxes	$1,180,405	$1,081,939
Fixed charges	163,625	174,597
Less: Capitalized interest	(580)	(670)

Adjusted earnings	$1,343,450	$1,255,866

Fixed charges:
Gross interest expense	$100,737	$115,275
Amortization of debt origination fees	4,274	4,895
Interest portion of rent expense	58,614	54,427

Fixed charges	$163,625	$174,597

Ratio of earnings to fixed charges	8.2	7.2

	Fiscal Year Ended August
	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)
Earnings:
Income before income taxes	$1,662,714	$1,587,683	$1,452,986	$1,324,246	$1,160,505
Fixed charges	249,513	265,108	250,056	240,329	223,608
Less: Capitalized interest	(1,041)	(1,303)	(1,245)	(1,059)	(1,093)

Adjusted earnings	$1,911,186	$1,851,488	$1,701,797	$1,563,516	$1,383,020

Fixed charges:
Gross interest expense	$163,544	$180,085	$170,481	$164,712	$156,135
Amortization of debt origination fees	6,856	8,239	8,066	8,962	6,495
Interest portion of rent expense	79,113	76,784	71,509	66,655	60,978

Fixed charges	$249,513	$265,108	$250,056	$240,329	$223,608

Ratio of earnings to fixed charges	7.7	7.0	6.8	6.5	6.2